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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  INCO LIMITED
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                               (Name of Issuer)

                               PREFERRED SERIES E
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                        (Title of Class of Securities)

                                  453258 80 8
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                                (CUSIP Number)

                     Teck Corporation (Attn: K.L. Dunfee),
                600 - 200 Burrard Street, Vancouver, BC V6C 3L9
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 14, 1998
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D


CUSIP No. 878742-AC-9                                          PAGE 2 OF 4 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          TECK CORPORATION
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Incorporated under the laws of Canada
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                      7   SOLE VOTING POWER
                            nil
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            nil
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              nil
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            nil
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          nil
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          nil
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
          Co
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

Issuer is Inco Limited, located at 145 King Street West, Suite 1500, Toronto, Ontario and the class of equity shares is Preferred Series E.

Item 2.   Identity and Background

Identity of the security holder is Teck Corporation, a mining company, with principal executive offices at 600-200 Burrard Street, Vancouver, B.C. which was incorporated under the laws of Canada. Except for minor proceedings under environmental standards legislation, neither Teck Corporation nor any of its subsidiaries, has been convicted of a criminal proceeding. Neither Teck Corporation nor any of its subsidiaries has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction related to provincial, federal or foreign securities laws.

Item 3.   Source and Amount of Funds or Other Consideration

The securities were part of a package of securities of Inco Limited and cash acquired by Teck Corporation upon the merger of Diamond Fields Resources Inc. and Inco Limited. The merger was effected by Plan of Arrangement under the Company Act (British Columbia), sanctioned by order of the Supreme Court of British Columbia. Teck Corporation made no cash payment as part of the merger.

Item 4.   Purpose of Transaction

On January 14, 1998 Teck Corporation sold 1,092,000 Preferred Series E shares then held by it for an aggregate consideration of US$51,891,840.

The securities were part of a package of securities of Inco Limited acquired by Teck Corporation upon the merger of Diamond Fields Resources Inc. ("DFR") and Inco Limited. Teck had no position of influence or control in the management of DFR, took no part in the negotiation of the merger or any of its terms and has no position of influence or control in the management or affairs of Inco Limited, the surviving company in the merger.

Item 5.   Interest in Securities of the Issuer

Teck Corporation no longer holds any securities of Preferred Series E.


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Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with respect to any Securities of Inco Limited held by Teck Corporation.

Item 7.   Material To Be Filed As Exhibits

There are no materials filed, or required to be filed with this Schedule 13D.





Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 22, l998                            /s/    Karen L. Dunfee
-----------------------                     ------------------------------------
Date                                        Signature

                                            Karen L. Dunfee, Corporate Secretary
                                            ------------------------------------
                                            Name/Title